Exhibit 12.1

NBCUniversal Media, LLC

Ratio of Earnings to Fixed Charges

	Pro Forma		Historical
			NBCUniversal	NBC Universal, Inc.
			Successor	Predecessor
	Three Months Ended March 31, 2011	Year Ended December 31, 2010	For the Period January 29, 2011 to March 31, 2011	For the Period January 1, 2011 to January 28, 2011	Year Ended December 31
					2010	2009	2008	2007	2006
Earnings:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries	$122	$1,825	$161	$(29)	$2,261	$2,188	$2,989	$3,177	$3,032
Equity in income of investees, net	(58)	(241)	(36)	(25)	(308)	(103)	(200)	(243)	(185)
Fixed charges	140	492	88	45	365	139	183	147	165
Distributed income of equity investees	91	254	91	—	215	182	218	233	185
Amortization of capitalized interest, net of amount capitalized	—	16	(1)	1	16	(1)	(14)	(17)	(5)
Noncontrolling interests in pretax income (loss) of subsidiaries	(78)	(254)	(68)	3	(75)	(58)	(112)	(137)	(180)
Total Earnings	$217	$2,092	$235	$(5)	$2,474	$2,347	$3,064	$3,160	$3,012

Fixed Charges:
Interest expense, excluding amortization of capitalized financing costs	$109	$387	$67	$37	$275	$49	$82	$55	$96
Interest capitalized	5	18	4	1	18	30	45	42	27
Portion of rents representative of an interest factor	26	87	17	7	72	60	56	50	42
Total Fixed Charges	$140	$492	$88	$45	$365	$139	$183	$147	$165
Ratio of Earnings To Fixed Charges	1.6x	4.3x	2.7x	NM	6.8x	16.9x	16.7x	21.5x	18.3x

NM	= Not meaningful